UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ECO-STIM ENERGY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

27888D101

(CUSIP Number)

Nelson Oliveira

Albright Capital Management LLC

1101 New York Avenue, NW, Suite 900

Washington, D.C. 20005

(202) 370-3528

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 27888D101	13D/A	Page 2 of 7 Pages

(1)	Names of reporting persons
ACM Emerging Markets Master Fund I, LP
(2)	Check the appropriate box if a member of a group (see instructions)		(a) [ ]
(b) [X]
(3)	SEC use only

(4)	Source of funds (see instructions)
WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[ ]
(6)	Citizenship or place of organization.
Cayman Islands
Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power.
0
	(8)	Shared voting power.
5,697,103
	(9)	Sole dispositive power.
0
	(10)	Shared dispositive power.
5,697,103
(11)	Aggregate amount beneficially owned by each reporting person.
5,697,103 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
[ ]
(13)	Percent of class represented by amount in Row (11).
34.56% (see Attachment A)
(14)	Type of reporting person (see instructions).
PN

CUSIP No. 27888D101	13D/A	Page 3 of 7 Pages

(1)	Names of reporting persons
Albright Capital Management LLC
(2)	Check the appropriate box if a member of a group (see instructions)		(a) [ ]
(b) [X]
(3)	SEC use only

(4)	Source of funds (see instructions)
AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[ ]
(6)	Citizenship or place of organization.
Delaware, United States of America
Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power.
0
	(8)	Shared voting power.
5,697,103
	(9)	Sole dispositive power.
0
	(10)	Shared dispositive power.
5,697,103
(11)	Aggregate amount beneficially owned by each reporting person.
5,697,103 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
[ ]
(13)	Percent of class represented by amount in Row (11).
34.56% (see Attachment A)
(14)	Type of reporting person (see instructions).
IA

CUSIP No. 27888D101	13D/A	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by ACM Emerging Markets Master Fund I, LP (the “Fund”) and Albright Capital Management LLC (the “Manager”) with the Securities and Exchange Commission (the “SEC”) on October 10, 2014 (the “Initial Statement”), as amended by both Amendment No. 1 to the Initial Statement filed on April 13, 2015 and Amendment No. 2 to the Initial Statement filed on June 12, 2015 (as amended, the “Statement”), related to the common stock, par value $0.001 per share (the “Common Stock”), of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2930 W. Sam Houston Pkwy N., Suite 275, Houston, Texas 77043. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Unless specifically amended or modified hereby, the disclosures set forth in the Statement remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and supplemented by adding the following after the second paragraph:

On July 15, 2015, in accordance with the First Amendment (as defined below), the Fund received 523,192 shares of the Issuer’s Common Stock at a price of $4.75 pursuant to the conversion of Deferred Interest (as defined below) in the amount of $2,485,163 following the consummation of an underwritten public offering by the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by replacing the third paragraph in its entirety as follows:

On May 28, 2015, the Issuer entered into the First Amendment (the “First Amendment”) to the Note Agreement pursuant to which the Fund has elected to have the interest payable on May 28, 2015 (the “Deferred Interest”) paid in the form of shares of the Issuer’s Common Stock issuable upon the consummation of a Specified Equity Offering (as defined in the First Amendment). Upon consummation of a Specified Equity Offering, the Deferred Interest will be converted into shares of the Issuer’s Common Stock at a price equal to the price provided for such shares of common stock in such Specified Equity Offering in an amount equal to ten percent (10%) of the gross proceeds received by the Issuer in such Specified Equity Offering, up to the amount of Deferred Interest. In the event that the Issuer does not consummate a Specified Equity Offering or the size of such Specified Equity Offering is insufficient to enable payment of the entire Deferred Interest, the Issuer may, at its option, pay the Deferred Interest on October 31, 2015 in cash or in kind by increasing the principal amount of the Issuer’s multiple draw secured promissory note under the Note Agreement in an amount equal to the Deferred Interest. To the extent that the Deferred Interest is paid in kind, the Issuer will make a payment in cash in an amount equal to the Deferred Interest on or prior to May 28, 2017. On July 15, 2015, upon consummation of an underwritten public offering by the Issuer and pursuant to the First Amendment, Deferred Interest in the amount of $2,485,163 was converted into 523,192 shares of the Issuer’s Common Stock at a price of $4.75 per share.

CUSIP No. 27888D101	13D/A	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 12,816,924 shares of Common Stock outstanding following an underwritten public offering by the Issuer (not including the underwriters’ option to purchase additional shares), as reported in the Issuer’s Prospectus dated July 9, 2015, filed with the SEC on July 13, 2015. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.	ACM Emerging Markets Master Fund I, LP

	(a)	The information on page 2 of this Schedule 13D/A is incorporated herein by reference.

	(b)	The information on page 2 of this Schedule 13D/A is incorporated herein by reference.

	(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D/A, which is incorporated herein by reference.

	(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

	(e)	Not applicable.

Please see Attachment A for additional information.

B.	Albright Capital Management, LLC

	(a)	The information on page 3 of this Schedule 13D/A is incorporated herein by reference.

	(b)	The information on page 3 of this Schedule 13D/A is incorporated herein by reference.

	(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D/A, which is incorporated herein by reference.

	(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

	(e)	Not applicable.

Please see Attachment A for additional information.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this Amendment:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement(1)

(1) Filed herewith.

CUSIP No. 27888D101	13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2015	/s/ Gregory Bowes
Date:	Gregory Bowes, as Managing Principal of Albright Capital Management, LLC and for Albright Capital Management, LLC as the general partner of ACM Emerging Markets Master Fund I, LP

CUSIP No. 27888D101	13D/A	Page 7 of 7 Pages

ATTACHMENT A

The Manager is the general partner and investment adviser of the Fund. The Manager may be deemed to possess voting and investment control over the shares of Common Stock held by the Fund and, accordingly, the Investment Committee of the Manager may be deemed to have indirect beneficial ownership of such shares. The Investment Committee of the Manager is composed of John Yonemoto, Gregory B. Bowes, Pieter Wernink, Serdar Saginda, James O’Brien and Michael Warren.

Each Reporting Person disclaims beneficial ownership of the shares of the Issuer’s Common Stock described in this Schedule 13D/A, except to the extent of his or its pecuniary interest therein.